July 25, 2025

Christopher Neczypor
Executive Vice President and Chief Financial Officer
The Lincoln National Life Insurance Company
1301 South Harrison Street
Fort Wayne, IN 46802

       Re: The Lincoln National Life Insurance Company
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 000-55871
Dear Christopher Neczypor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Nancy Smith